Exhibit 99.2

TITAN MEDICAL INC.
Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2020 and 2019

(IN UNITED STATES DOLLARS)

TITAN MEDICAL INC.
Unaudited Condensed Interim Consolidated Balance Sheets
As at September 30, 2020 and December 31, 2019
(In U.S. Dollars)

	Note	September 30, 2020	December 31, 2019

Assets

Current Assets:
Cash and cash equivalents		$24,675,913	$814,492
Amounts receivable		51,574	84,097
Deposits	10	481,400	481,400
Prepaid expense		730,923	369,453
Total Current Assets		$25,939,810	$1,749,442

Property, plant and equipment	3	75,591
Right of use assets - Leases	4	413,262	30,394
Patent rights	5	1,752,367	1,601,745
Total Assets		$28,181,030	$3,381,581

Liabilities

Current Liabilities:
Accounts payable and accrued liabilities	6	$7,638,801	$11,412,896
Current portion of lease liability	4	90,710	21,071
Note payable	8	1,686,730	-
Warrant liability	7	14,698,329	3,621,444
Total Current Liabilities		$24,114,570	$15,055,411

Long-term lease liability	4	$347,286	8,001
Total Liabilities		$24,461,856	$15,063,412

Shareholders' Equity (Deficiency)

Share Capital	9	$213,091,521	$194,859,415
Contributed Surplus		9,024,301	8,303,527
Deficit		(218,396,648)	(214,844,773)

Shareholders' Equity (Deficiency)		$3,719,174	$(11,681,831)

Total Liabilities and Deficiency		$28,181,030	$3,381,581

Commitments (Note 10)
Subsequent events (Note 14)
See notes to the condensed interim consolidated financial statements

Approved on behalf of the Board:

"signed"	"signed"

Paul Cataford	David McNally
Director	Chairman and CEO

TITAN MEDICAL INC.
Unaudited Condensed Interim Consolidated Statements of Net and Comprehensive Loss
For the Three and Nine Months Ended September 30, 2020 and 2019
(In U.S. Dollars)

		Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	Note	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2019

Revenue		$-	$10,000,000	$-	$-

Expenses
Amortization		$39,383	$88,953	$7,300	$20,766
Consulting fees		122,453	318,322	317,771	1,038,268
Stock based compensation	9b	286,111	720,774	412,956	1,404,364
Insurance		224,994	470,571	122,588	357,200
Management salaries and fees		524,015	1,670,887	394,978	1,793,444
Marketing and investor relations		63,598	81,085	72,922	281,598
Office and general		106,897	292,739	336,609	531,016
Professional fees		234,243	1,624,186	190,800	597,645
Rent		6,948	20,149	17,595	46,346
Research and development		2,265,975	2,433,557	16,570,480	49,339,766
Travel		1,883	14,643	95,358	243,353
Interest charges		591,702	1,056,941	-	-
Foreign exchange loss (gain)		55,862	6,939	(68,045)	(26,998)
		$4,524,064	$8,799,746	$18,471,312	$55,626,768

Net Earnings (Loss) from Operations		(4,524,064)	1,200,254	(18,471,312)	(55,626,768)

Finance Income (Cost)
Interest		$11,362	$17,936	$19,314	113,532
Gain on settlement	6	-	1,839,626	-	-
Gain (loss) on change in fair value of warrants	7	2,872,069	(4,793,375)	16,887,802	13,021,129
Warrant liability issue cost		-	(1,816,316)	-	(1,827,835)
		$2,883,431	$(4,752,129)	$16,907,116	$11,306,826

Net and Comprehensive Loss for the Period		$1,640,633	$3,551,875	$1,564,196	$44,319,942

Basic and Diluted Loss per Share		$0.02	$0.06	$0.05	$1.54

Weighted Average Number of Common Shares
Basic and Diluted		80,462,610	61,901,265	31,990,989	28,807,958

See notes to the condensed interim consolidated financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Consolidated Statements of Shareholders’ Equity and Deficit
For the Nine Months Ended September 30, 2020 and September 30, 2019
(In U.S. Dollars)

	Note	Share Capital Number	Share Capital Amount	Contributed Surplus	Deficit	Total Equity (Deficiency)
Balance - December 31, 2018		21,675,849	$170,502,394	$6,652,409	$(172,937,694)	$4,217,109

Issued pursuant to agency agreement	9a	10,873,044	16,717,131			16,717,131
Share issue expense			(1,915,612)			(1,915,612)
Warrants exercised during the period	9a	1,018,506	7,002,043			7,002,043
Stock based compensation	9b			1,404,363		1,404,363
Net and comprehensive loss					(44,319,942)	(44,319,942)
Balance - September 30, 2019		33,567,399	$192,305,956	$8,056,772	$(217,257,636)	$(16,894,908)

Balance - December 31, 2019		39,907,681	$194,859,415	$8,303,527	$(214,844,773)	$(11,681,831)

Issued pursuant to agency agreement[1]	9a	23,923,700	12,818,657			12,818,657
Share issue expense			(487,788)			(487,788)
Common stock equivalents converted	9a	11,500,000	1,150			1,150
Warrants exercised during the period	9a	6,217,939	5,900,087			5,900,087
Stock based compensation	9b			720,774		720,774
Net and comprehensive loss					(3,551,875)	(3,551,875)
Balance - September 30, 2020		81,549,320	$213,091,521	$9,024,301	$(218,396,648)	$3,719,174

1. Includes net proceeds from the issuance of common share equivalents (see note 9a)
See notes to the condensed interim consolidated financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the Three and Nine Months Ended September 30, 2020 and 2019
(In U.S. Dollars)

	Three Months Ended	Nine Months Ended	Three Months Ended	Nine Months Ended
	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2019
Cash provided by (used in):

Operating activities:
Net and comprehensive loss for the period	$(1,640,633)	$(3,551,875)	$(14,472,866)	$(42,755,746)

Items not involving cash:
Amortization	39,383	88,953	7,291	13,466
Stock based compensation	286,111	720,774	740,051	991,408
Warrant liability-fair value adjustment	(2,872,069)	4,793,375	(6,609,952)	3,866,673
Warrant liability-foreign exchange adjustment	48,065	9,972	142,682	36,625
Non-cash issue costs	-	764,132	-	-
Non-cash settlement included in payables	-	2,090,200	-	-
Non-cash note payable expenses and accrued interest	32,908	186,730	-	-

Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	264,468	(328,951)	1,294,599	(283,330)
Accounts payable and accrued liabilities	(737,993)	(5,613,707)	5,736,133	5,783,889
Cash used in operating activities	(4,579,760)	(840,397)	(13,162,062)	(32,347,015)

Financing activities:
Net proceeds from issuance of common shares and warrants[1]	741,225	23,490,929	(2,997)	31,374,911
Proceeds from note payable	-	1,500,000	-	-
Repayment of lease liabilities	(23,518)	(33,761)	-	-
Cash provided by financing activities	717,707	24,957,168	(2,997)	31,374,911

Investing Activities:
Purchase of property, plant and equipment	(79,498)	(79,498)	-	-
Additions to patents	(72,292)	(175,852)	(125,198)	(178,956)
Cash used in investing activities	(151,790)	(255,350)	(125,198)	(178,956)

Increase (Decrease) in cash and cash equivalents	(4,013,843)	23,861,421	(13,290,257)	(1,151,060)
Cash and cash equivalents, beginning of the period	28,689,756	814,492	23,610,440	11,471,243
Cash and cash equivalents, end of the period	$24,675,913	24,675,913	$10,320,183	$10,320,183

Cash and cash equivalents comprise:
Cash	$20,483	20,483	$1,392,741	$1,392,741
Cash equivalents	24,655,430	24,655,430	8,927,442	8,927,442
	$24,675,913	24,675,913	$10,320,183	$10,320,183

1.  Includes net proceeds from the issuance of common share equivalents (see note 9a)
See notes to financial statements

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

Nature of Operations:

Titan Medical Inc.’s (“Titan” or the “Company”) business continues to be in the research and development stage and is focused on the continued research and development of its single-access robotic surgical system. In the near term, the Company will continue efforts to complete product development and proceed to pre-clinical and confirmatory human studies and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage. The completion of these latter stages will be subject to the Company receiving additional funding.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act. The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

In June 2020, the Company established a wholly owned subsidiary, Titan Medical USA Inc. (“Titan USA” or “Subsidiary”), a corporation that is duly organized and existing under the laws of Delaware.

Basis of Preparation:

(a)	Statement of Compliance

These condensed interim consolidated financial statements for the three and nine months ending September 30, 2020, have been prepared in accordance with International Accounts Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the Company’s 2019 annual financial statements.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on November 16, 2020.

(b)	Basis of Measurement

These condensed interim consolidated financial statements (the “interim financial statements”) have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c)	Basis of Consolidation

These interim financial statements incorporate the financial statements of the Company and its wholly owned Subsidiary. The accounts of the Subsidiary were prepared for the same reporting period as the Company, using consistent accounting policies. Intercompany transactions, balances and unrealized gains or losses on transactions have been eliminated.

(d)	Functional and Presentation Currency

These interim financial statements are presented in United States dollars (“U.S.” or “US”), which is the Company’s functional and presentation currency.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS (continued)

(e)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IAS 34, Interim Financial Reporting, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the financial statements and the reported amount of expenses during the period. Financial statement items subject to significant judgement include: the measurement of stock-based compensation, the fair value estimate of the initial measurement of lease and warrant liabilities and the remeasurement of unlisted warrants. While management believes that the estimates and assumptions are reasonable, actual results may differ.

These interim financial statements have been prepared in accordance with accounting principles applicable to a going concern, which contemplates that the Company will be able to realize its assets and settle its liabilities as they come due during the normal course of operations for the foreseeable future. The Company has shareholders’ equity of $3,719,174 including losses for the nine months ended September 30, 2020 of $3,551,875. The working capital as at September 30, 2020 is $16,523,569, excluding warrant liability. As of September 30, 2020, the Company has cash and cash equivalents of $24,675,913.

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants.

In June 2020, the Company signed agreements with a U.S. affiliate of Medtronic plc (“Medtronic”) under which it earned a one-time licensing fee in June 2020, and under a separate development and license agreement the Company can earn up to $31 million in fees over the next eleven months (see Notes 2 and 8). Other than these agreements and passive interest income on its cash balances, the Company does not generate any revenue, and accordingly, is primarily dependent upon equity financing for any additional funding required to complete its research and development relating to its EnosTM system and operating expenses. If additional funding is not available, the pace of the Company’s product development plan may be reduced.

(f)	COVID-19

In light of the ongoing COVID-19 pandemic, governments worldwide have continued to enact emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, along with the uncertainty around the disease itself, have caused material disruption to business globally. The duration and impact of the COVID-19 pandemic continue to be unknown, as is the efficacy of government measures and economic interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. Due to the uncertainty caused by the COVID-19 pandemic, the Company has experienced difficulty in recruiting technical personnel. Travel restrictions have also prevented or delayed the ability of its executive team to transit between its facilities, as well as slowed the selection and qualification of suppliers for certain aspects of its development programs. The effects of these impediments on the Company’s ability to achieve its milestones, including the timeline and cost for completion of its development programs, is unknown at this time, and no financial impact has been estimated in these financial statements.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Revenue Recognition

The Company currently recognizes revenue when it has persuasive evidence of a contract, performance obligations have been identified and satisfied, payment terms have been identified, and it is probable that the Company will collect the consideration it is entitled to.

On June 3, 2020, the Company entered into a license agreement (the “License Agreement”)with Medtronic, whereby the Company is providing exclusive access to certain IP rights relating to robotic assisted surgical technologies (see Note 8). The Company is accounting for the license fee at the point in time when the rights were transferred.

•
Revenue from the License Agreement for intellectual property rights and know-how (“Royalty Payment”) is recognized when rights are granted and customer acceptance is established. Compensation received for the performance of technology transfer services relating to the License Agreement is accounted for separately from the Royalty Payment and will be recognized at the time the service is performed. (see Note 12)

On June 3, 2020, the Company also entered into a development and license agreement with Medtronic (the “Development Agreement”) that provides for the development of robotic assisted surgical technologies for use by both Titan and Medtronic in their respective businesses.  The Company’s entitlement to receive up to $31 million pursuant to the Development Agreement is conditional upon the completion of certain technology development milestones set forth in the Development Agreement. Due to the uncertainty of milestone achievements and entitlement of payments, the Company recognizes revenue only upon acceptance by the customer of work performed and the milestone achieved. (see Note 14)

•
Revenue from the Development Agreement and the allocation of ownership and license rights developed under each milestone is recognized when the rights are granted, and customer acceptance is established.

(b)	Property, Plant and Equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and accumulated impairment losses, if any. The Company records depreciation using the straight-line method over the estimated useful lives of the capital assets, as follows:

Computer equipment	3 years

Furniture and fixtures	3 years

Leasehold improvements	Remaining term of the lease

(c)	Warrant Liability

Certain of the Company’s warrants have exercise prices that are not fixed and, in accordance with IAS 32, must be recorded as a derivative financial liability. This applies both in the case where the Company’s warrants are denominated in a currency (Canadian dollars or “CDN”) other than the Company’s functional currency (U.S. dollars), and when a warrant is issued with a cashless exercise option. In each case, these warrants are initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the period.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A proportional amount of costs associated with the issue of shares and warrants is allocated to the warrants and recorded through Net and Comprehensive Loss for the period. At each balance sheet date, the Company reviews the classification of each warrant liability to determine whether the appropriate classification remains with liabilities or requires reclassification to equity.

At each balance sheet date, the warrant liability of listed warrants is adjusted to fair value measured at the market price of the listed warrants and the Warrant Liability of unlisted warrants is adjusted to fair value using the Black-Scholes model with the change in fair value recorded through Net and Comprehensive Loss for the period. Prior to March 31, 2019, the Black-Sholes model for the unlisted warrants was determined using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. Since March 31, 2019, it was determined that the comparable warrant was no longer an effective benchmark and the Company began to use the market price and volatility of the Company’s common shares adjusted for differences in the terms of the warrant.

(d)	Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable.

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability relating to listed and unlisted warrants is initially based on Level 2 significant observable inputs and at subsequent dates is adjusted using Level 1 inputs for listed warrants and Level 2 inputs for unlisted warrants.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

3.	PROPERTY, PLANT AND EQUIPMENT

For the nine months ended September 30, 2020	Computer equipment	Furniture and fixtures	Leasehold improvements	Total

Cost
Balance at December 31, 2019	$-	$-	$-	$-
Additions during the period	46,335	16,976	16,187	79,498
Balance at September 30, 2020	46,335	16,976	16,187	79,498

Depreciation and impairment losses
Balance at December 31, 2019	$-	$-	$-	$-
Depreciation in the period	(2,853)	(496)	(558)	(3,907)
Balance at September 30, 2020	(2,853)	(496)	(558)	(3,907)

Net book value at September 30, 2020	$43,482	$16,480	$15,629	$75,591
Net book value at December 31, 2019	$-	$-	$-	$-

4.	RIGHT OF USE ASSETS – LEASE

For the nine months ended September 30, 2020	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2019	$34,172	$(3,778)	$30,394
Additions during the period	442,684	-	442,684
Amortization in the period	-	(59,816)	(59,816)
Balance at September 30, 2020	$476,856	$(63,594)	$413,262

For the year ended December 31, 2019	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2019	$-	$-	$-
Additions during the year	34,172	-	34,172
Amortization in the year	-	(3,778)	(3,778)
Balance at December 31, 2019	$34,172	$(3,778)	$30,394

The Company entered into an 18-month lease for its corporate head office in Toronto, Ontario in November 2019. The Company recognized a right-of-use asset offset by a prepayment and a lease liability in the statement of financial position, initially measured at the present value of future lease payments (net of non-lease general expenses which are expensed as incurred). For the nine months ended September 30, 2020, the Company recognized $16,976 of amortization and $10,970 in interest expense relating to this lease and repaid $14,237 of the lease liability. There is no long-term lease liability associated with the corporate head office lease.

On September 4, 2019, the Company entered into a lease agreement with a third party to lease certain office space in Chapel Hill, North Carolina. The term of the lease is 62 full months. The average monthly base rent is $8,320. The lease commencement date was April 1, 2020, the date the space was ready-for-use. As of April 1, 2020, the Company recognized a right-of-use asset and a lease liability of $442,684 relating to this lease. For the nine months ended September 30, 2020, the Company recognized $42,840 of amortization and $12,693 in interest expense relating to this lease, repaid $19,528 of the lease liability and recognized a long-term lease liability of $347,286.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

5.	PATENT RIGHTS

For the nine months ended September 30, 2020	Cost	Accumulated Amortization & Impairment Losses	Net Book Value
Balance at December 31, 2019	$1,856,750	$(255,005)	$1,601,745
Additions during the period	175,852	-	175,852
Amortization in the period	-	(25,230)	(25,230)
Balance at September 30, 2020	$2,032,602	$(280,235)	$1,752,367

For the year ended December 31, 2019	Cost	Accumulated Amortization & Impairment Losses	Net Book Value
Balance at December 31, 2018	$1,398,713	$(226,228)	$1,172,485
Additions during the year	458,037	-	458,037
Amortization in the year	-	(28,777)	(28,777)
Balance at December 31, 2019	$1,856,750	$(255,005)	$1,601,745

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The balance of accounts payable and accrued liabilities at September 30, 2020 is $7,638,801 (December 31, 2019 – $11,412,896). The majority of the payables and accrued liabilities relate to amounts owed to the Company’s product development suppliers amounting to $7,014,132, and $317,377 relating to insurance, legal and audit and the balance relating to regular business operations (December 31, 2019 - $10,049,622 and $560,904, respectively).

Naglreiter Consulting Litigation

In late 2019, the Company became involved in litigation with Naglreiter Consulting, LLC. On June 8, 2020, the Company entered into a settlement agreement pursuant to which (i) a sum of $1,050,000 was paid to Naglreiter, (ii) Naglreiter returned certain personal property and related electronic data in its possession, (iii) and the pending litigation was dismissed. The Company recognized a gain on settlement of $1,839,626 in the period.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

7.	WARRANT LIABILITY

	Nine Months Ended		Year Ended
	September 30, 2020		December 31, 2019
	Number of Warrants	Amount	Number of Warrants	Amount

Opening Balance	21,203,411	$3,621,444	13,901,859	$11,250,167

Issue of warrants expiring March 21, 2024	-	-	8,455,882	15,897,059
Issue of warrants expiring March 27, 2025	3,500,000	475,300	-	-
Issue of warrants expiring November 6, 2025	2,757,252	508,200	-	-
Issue of warrants expiring June 10, 2024	9,000,000	9,709,200	-	-
Warrants exercised during the period	(6,217,939)	(4,419,161)	(1,018,506)	(3,742,824)
Warrants expired during the period	-	-	(135,824)	-
Foreign exchange adjustment during the period	-	9,972	-	17,687
Fair value adjustment during the period	-	4,793,375	-	(19,800,645)
Ending Balance	30,242,724	$14,698,330	21,203,411	$3,621,444

8.	NOTE PAYABLE

On April 28, 2020, the Company received a $1.5 million loan from Medtronic and, on June 3, 2020, the loan was amended and restated (the “Note”) and the Company executed and delivered a security agreement in favour of Medtronic (the “Security Agreement”). The Note has a principal amount of $1.5 million plus $132,000 equal to certain legal, transaction and intellectual property related expenses incurred by Medtronic pursuant to the Medtronic agreements and will bear interest at the rate of 8% per annum. The unpaid principal balance owing under the Note, together with any accrued and unpaid interest and all other unpaid obligations under the Note, shall be due and payable in full on the earliest to occur of: (i) June 3, 2023, (ii) a Change of Control (as defined in the Note), or (iii) the completion of the last milestone under the Development Agreement (see Note 2). For the period ended September 30, 2020, the Note has accrued interest of $54,730.

The Security Agreement grants a security interest in all of the Company’s present and future property including all personal property, inventory, equipment and intellectual property to the Corporate Lender. In addition, Medtronic’s rights and powers include without limitation (a) exercising and enforcing all rights and remedies of a holder of collateral as if Medtronic were the absolute owner of the collateral, (b) collection of any proceeds arising in respect of all of the Company’s property pledged as security for the loan, (c) license or sublicense, whether on an exclusive or non-exclusive basis, of any of the Company’s intellectual property for such term and on such conditions and in such manner as Medtronic in its sole judgment determines (taking into account such provisions as may be necessary to protect and preserve such intellectual property), and (d) the right to enforce its security in the event of a default which may include the appointment of a receiver by instrument or order of the court.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

9.	SHARE CAPITAL

(a)	Authorized:	unlimited number of common shares, no par

	Issued:	81,549,320 (December 31, 2019: 39,907,681)

Exercise prices of units, certain warrants and options are presented in Canadian currency when they are exercisable in Canadian dollars unless otherwise noted.

June 2020 Offering

On June 10, 2020, the Company completed an offering of securities made pursuant to an agency agreement dated March 17, 2020 between the Company and H.C. Wainwright & Co., LLC (“Wainwright”) for the purchase and sale of 6,500,000 common shares (the “Common Shares”), 11,500,000 common share equivalents (each, a “June 2020 Common Share Equivalent”) and 9,000,000 Common Share purchase warrants (each a “June 2020 Common Warrant”) for total gross proceeds of approximately $18,000,000 ($16,500,000 net of closing cash costs including cash commissions described below). The Common Shares, June 2020 Common Share Equivalent and June 2020 Common Warrants were sold in fixed combinations at an offering price of $1.00, consisting of one Common Share and one-half June 2020 Common Warrant or one June 2020 Common Share Equivalent and one-half June 2020 Common Warrant. Each June 2020 Common Warrant is convertible into one Common Share at a conversion price of $1.00 per Common Share for a period of four (4) years following the date of the closing of the offering. Each June 2020 Common Share Equivalent is convertible into one Common Share at a conversion price of $0.0001 and will expire when converted in full.

Pursuant to the placement agent agreement, in addition to the cash commission paid to Wainwright of $1,260,000, broker warrants were issued to Wainwright which entitle the holder to purchase 1,260,000 Common Shares at an exercise price of US$1.25 per share prior to expiry on June 10, 2024.

Of the 11,500,000 June 2020 Common Stock Equivalents, 8,000,000 were converted between June 10, 2020 and June 30, 2020 for total proceeds of $800. The remaining 3,500,000 Common Stock Equivalents were converted between July 2, 2020 and September 30, 2020 for total proceeds of $350.

May 2020 Financing

On May 6, 2020, the Company completed a registered direct offering of securities made pursuant to an agency agreement dated March 17, 2020 between the Company and Wainwright that provide for the purchase and sale of 5,514,504 Common Shares of the Company at a per share purchase price of US $0.36268 per Common Share and 2,757,252 unregistered Common Share purchase warrants (each, a “May 2020 Warrant”), resulting in total gross proceeds of $2,000,000 ($1,575,000 net of estimated closing cash costs including cash commission described below). Each May Warrant is exercisable to purchase one Common Share at an exercise price of US $0.3002 per Common Share for a period of five and one-half (5.5) years following the date of closing of the offering.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

9.	SHARE CAPITAL (continued)

Of the May 2020 Warrants, 2,717,939 were converted at an exercise price of $0.3002 between May 6, 2020, and September 30, 2020 for total proceeds of $815,925. There remained 39,313 May 2020 Warrants unexercised at September 30, 2020.

Pursuant to the placement agency agreement, in addition to the cash commission paid to Wainwright of $140,000, broker warrants were issued to Wainwright which entitle the holder to purchase 386,015 Common Shares at a price of US $0.45335 per share prior to expiry on November 6, 2025.

March 2020 Offering

On March 27, 2020, the Company completed an offering of securities made pursuant to an agency agreement dated March 17, 2020 between the Company and Wainwright for the purchase and sale of 7,000,000 common shares of the Company (the “Common Shares”) at a per share purchase price of US $0.17 per Common Share and 3,500,000 Common Share purchase warrants (each, a “March Warrant”), resulting in total gross proceeds of $1,190,000 ($862,294 net of closing cash costs including cash commission described below). Each March Warrant is exercisable to purchase one Common Share at an exercise price of US $0.19 per Common Share for a period of five (5) years following the date of closing of the offering. The warrants were valued at $475,300 based on the value determined by the Black-Scholes model and the balance of $714,700 was allocated to common shares.

Pursuant to the placement agency agreement, in addition to the cash commission paid to Wainwright of $83,300, broker warrants were issued to Wainwright which entitle the holder to purchase 490,000 Common Shares at a price of US $0.2125 per share prior to expiry on March 27, 2025.

Second Aspire Agreement

On December 23, 2019, the Company entered into a common share purchase agreement (the “Second Aspire Agreement”) with Aspire Capital Fund, LLC (“Aspire Capital”) whereby Aspire Capital committed to purchase up to $35 million of Common Shares at Titan’s request from time to time, until June 23, 2022. On commencement of the Second Aspire Agreement, Titan issued to Aspire Capital 973,000 Common Shares, as consideration for entering into the Second Aspire Agreement. The value of the Common Shares issued of $423,440, was included in capital, offset by a fee of the same amount plus $35,122 for additional costs incurred.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

9.	SHARE CAPITAL (continued)

Between January 3, 2020 and February 13, 2020, the Company issued 4,408,048 common shares pursuant to the Second Aspire Agreement as outlined in the following table:

Grant Date	Common shares issued	Value
January 3, 2020	500,000	$219,600
January 6, 2020	500,000	229,300
January 8, 2020	400,000	195,160
January 10, 2020	500,000	247,550
January 17, 2020	600,000	303,000
January 23, 2020	600,000	295,320
February 6, 2020	600,000	282,000
February 13, 2020	708,048	300,000
	4,408,048	$2,071,930

January 2020 Equity Transaction

On January 3, 2020, the Company announced that Cambridge Design Partnership Ltd. (“Cambridge”) had subscribed for Common Shares. The Company issued 501,148 Common Shares at a unit price of $0.50 for satisfaction of the trade payable with Cambridge of $250,574.

First Aspire Agreement

On August 29, 2019, the Company entered into a common share purchase agreement (the “First Aspire Agreement”) with Aspire Capital whereby Aspire Capital committed to purchase up to $35 million of Common Shares at Titan’s request from time to time, until February 28, 2022. On commencement of the First Aspire Agreement, Titan immediately sold to Aspire 1,777,325 Common Shares, representing 5.3% of the Common Shares then issued and outstanding, at a price of US $1.6879 per Common Share for gross proceeds of $3.0 million and issued to Aspire Capital 639,837 Common Shares, representing 1.9% of the Common Shares then issued and outstanding, as consideration for entering into the First Aspire Agreement. Northland Securities, Inc. acted as the Company’s agent and financial advisor in connection with the offering and pursuant to an agency agreement, was paid a cash fee of $160,000. Gross proceeds of $3.0 million, net of costs and fees of $417,113, was included in capital.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

9.	SHARE CAPITAL (continued)

Subsequent to August 29, 2019 and subject to the First Aspire Agreement, the Company issued Common Shares to Aspire as outlined in the following table:

Grant Date	Common shares issued	Value
August 30, 2019	2,417,162	$3,000,000
November 8, 2019	100,000	42,560
November 8, 2019	100,000	42,560
November 12, 2019	100,000	42,970
November 12, 2019	100,000	42,000
November 13, 2019	100,000	42,970
November 14, 2019	300,000	128,910
November 15, 2019	2,500,000	1,074,250
November 19, 2019	2,067,282	888,311
	7,784,444	$5,304,531

March 2019 Equity Offering

On March 21, 2019, Titan completed an offering of securities made pursuant to an agency agreement dated March 18, 2019 between the Company and Bloom Burton Securities Inc. (“Bloom Burton”). The Company sold 8,455,882 units under the offering at a price of US $3.40 per unit for gross proceeds of approximately $28,750,000 ($25,426,744 net of closing cost including cash commission of $2,012,500). Each unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of US $4.00 and expiring March 21, 2024. The warrants were valued at $15,897,059 based on the value determined by the Black-Scholes model and the balance of $12,852,941 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to Bloom Burton, broker warrants were issued to Bloom Burton which entitle the holder to purchase 591,911 Common Shares at a price of US $3.40 per share prior to expiry on March 21, 2021. The broker warrants were valued using the Black-Scholes model and the value of $864,190 was accounted for as an increase in the closing costs and allocated between the shares and the warrants.

During the quarter ended March 31, 2019, 1,018,506 warrants were exercised for total proceeds of $3,259,219. The fair value of the exercised warrants was $3,742,824 which was reclassed from warrant liability to common stock.

(b)	Stock Options and Compensation Options

Titan has reserved and set aside up to 15% of the issued and outstanding Common Shares for granting of options to employees, officers, consultants, and advisors. At September 30, 2020, 9,870,235 Common Shares (December 31, 2019: 5,986,152) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors.

On January 28, 2020, the Company issued 25,765 stock options with an exercise price of CDN $0.657 to a director in exchange for services rendered. The options vest immediately and have a contractual life of 7 years.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

9.	SHARE CAPITAL (continued)

On July 30, 2020, the Company issued 22,425 stock options with an exercise price of CDN $1.266 to a director in exchange for services rendered. The options vest immediately and have a contractual life of 7 years. The Company also issued 1,350,000 options to certain employees of the Company with an exercise price of US $0.962. These options vest 25% annually over four years.

On September 29, 2020, the Company issued 27,304 stock options to a director in exchange for services rendered with an exercise price of CDN $0.96. The options vest immediately and have a contractual life of 7 years. On the same date, the Company issued 19,568 stock options to a director in exchange for services rendered with an exercise price of US $0.73. The options vest immediately and have a contractual life of 7 years.

On September 30, 2020, the Company issued 4,723 stock options to a consultant with an exercise price of US $0.745.  The options vest immediately and have a contractual life of 3 years.

For the nine months ended September 30, 2020, $720,774 of stock-compensation expense was recorded (September 30, 2019 – $1,404,364).

A summary of the status of the Company’s outstanding stock options as of September 30, 2020 and December 31, 2019 and changes during the periods ended on those dates is presented in the following table:

	Nine Months Ended September 30, 2020		Year Ended December 31, 2019
Stock Options - CDN $ denominated	Number of Stock Options	Weighted average Exercise Price (CDN)	Number of Stock Options	Weighted average Exercise Price (CDN)

Balance beginning	860,379	$5.89	875,433	$18.20
Granted	75,494	0.94	35,719	4.54
Expired / forfeited	(40,515)	11.56	(50,773)	31.79
Balance ending	895,358	$5.22	860,379	$5.89

Stock Options - USD $ denominated	Number of Stock Options	Weighted average Exercise Price (USD)	Number of Stock Options	Weighted average Exercise Price (USD)

Balance beginning	854,042	$2.65	50,349	$1.55
Granted	1,374,291	-	843,693	2.72
Expired / forfeited	(761,528)	2.20	(40,000)	3.72
Balance ending	1,466,805	$3.19	854,042	$2.65

Total number of stock options	2,362,163		1,714,421

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

9.	SHARE CAPITAL (continued)

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at September 30, 2020 are as follows:

Canadian Dollar Denominated Options
Exercise Price (CDN)	Number Outstanding	Weighted average remaining contractual life (years)	Options exercisable
$ 0.66	25,765	6.33	25,765
$ 0.96	27,304	7.00	27,304
$ 1.27	22,425	6.83	22,425
$ 3.28	31,498	4.92	31,498
$ 4.54	735,999	3.30	469,722
$ 9.00	11,481	4.77	11,481
$ 9.69	1,105	0.02	1,105
$11.70	6,667	0.19	6,667
$12.00	1,948	0.18	1,948
$30.00	28,260	0.90	28,260
$30.60	2,096	0.23	2,096
$32.40	810	0.33	810
	895,358	3.73	629,081

US Dollar Denominated Options
Exercise Price (US)	Number Outstanding	Weighted average remaining contractual life (years)	Options exercisable
$ 0.73	19,568	7.00	19,568
$ 0.75	4,723	7.00	4,723
$ 0.96	1,350,000	6.83	-
$ 1.55	50,349	1.22	50,349
$ 2.20	2,165	1.80	2,165
$ 3.72	40,000	1.94	-
	1,466,805	6.49	76,805

Total	2,362,163	5.44	705,886

The weighted average exercise price of Canadian dollar denominated options outstanding is CDN $5.22 and CDN $5.50 for options that are exercisable. The weighted average exercise price of US dollar denominated options outstanding is US $1.06 and US $1.31 for options that are exercisable.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

9.	SHARE CAPITAL (continued)

Options are granted to directors, officers, employees, and consultants at various times. Options are to be settled by physical delivery of shares.

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share-based payment plans was measured based on the Black-Scholes option pricing model. Expected volatility was estimated by considering historic average share price volatility. The weighted average inputs in the original currency of the grants (CDN$ or US$) used in the measurement of fair values at grant date of the share-based option grants for the nine months ended September 30, 2020 and 2019 are as follows:

	2020		2019
Fair value calculated	CDN $0.75	USD $0.77	USD $1.48
Share price at grant	CDN $0.92	USD $0.91	USD $2.39
Exercise price	CDN $2.27	USD $0.96	USD $2.79
Expected option life	3.5 years	3.5 years	3.5 years
Risk free interest rate (based on government bonds)	0.66%	0.27%	1.50%
Expected volatility	134.6%	152.8%	98.02%
Expected dividends	Nil	Nil	Nil

(c)	Warrants

In addition to the warrants accounted for as a liability (see Note 7) at September 30, 2020, the Company has 2,727,926 broker warrants that are issued, outstanding and exercisable (December 31, 2019 - 1,219,276). These broker warrants expire between March 21, 2021 and November 6, 2025 (December 31, 2019 - broker warrants had expiry dates between April 10, 2020 and March 21,2021).

10.	COMMITMENTS

As part of its program of research and development of the Enos system, the Company has outsourced certain aspects of the design and development to third party technology and development companies. At September 30, 2020, $2,431,119 in purchase orders remain outstanding (December 31, 2019 - $1,327,294). The Company also has on deposit with a U.S. supplier $481,400 to be applied against future invoices (December 31, 2019 - $481,400).

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

11.	RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2020, transactions between the Company’s directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation paid to executive officers for the three and nine months ended September 30, 2020 amounted to $220,804 and $674,335 compared to $265,964 and $1,227,127 for the three and nine months ended September 30, 2019.

	September 30, 2020		December 31, 2019
	Number of shares	%	Number of shares	%
David McNally	4,167	0.00	4,167	0.01
Monique Delorme[1]	32,333	0.04	-	-
Perry Genova	514	0.00	-	-
Stephen Randall[2]	22,993	0.03	22,993	0.06
John Barker[3]	45,714	0.06	32,714	0.08
Phillip McStotts[3]	10,000	0.01	-	-
John Schellhorn[4]	-	-	294	-
Total	115,721	0.14	60,168	0.15
Common Shares Outstanding	81,549,320	100.00	39,907,681	100.00

1.	Monique Delorme was appointed Chief Financial Officer on October 1, 2020.
2.	Stephen Randall retired as Chief Financial Officer on September 30, 2020. He remains on the board of directors.
3.	John Barker and Phillip McStotts retired as directors effective September 30, 2020.
4.	John Schellhorn retired as a director effective June 4, 2020.

12.	REVENUES

On June 3, 2020, the Company entered into a License Agreement with Medtronic, whereby the Company is providing exclusive access to certain IP rights relating to robotic assisted surgical technologies. The Company is accounting for the license fee at the point in time when the rights were transferred. The Company recognized revenue of $10 Million under this agreement.

13.	CAPITAL MANAGEMENT

The Company is not subject to externally imposed capital requirements other than the Nasdaq stock exchange (“Nasdaq”) requirement that the Company maintain a minimum bid price of $1.00. The Company currently does not meet this requirement and has until February 1, 2021 to regain compliance otherwise the Company’s securities are subject to potential delisting from Nasdaq.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Nine Months Ended September 30, 2020
(In U.S. Dollars)

14.	SUBSEQUENT EVENTS

Common Stock Issued

Subsequent to September 30, 2020, 39,313 common shares were issued upon the exercise of May 2020 Warrants for gross proceeds of $11,802, and 596,210 common shares were issued upon the exercise of March 2020 and May 2020 broker warrants for gross proceeds of $189,464.

Product Development Supplier Agreement

On April 30, 2020, the Company reached an agreement with a Supplier engaged by the Company for the payment of outstanding payables to be settled in full by the end of 2020. On October 13, 2020, the Company entered into a second agreement with the Supplier, pursuant to which the Supplier has extended the time for payment of the outstanding amounts owed by the Company to the end of the first quarter of 2021.

Pursuant to the second agreement, the Company will pay a monthly amount of $250,000 from October through December 2020, a lump sum payment of $2,674,876 by December 31, 2020, and a monthly amount of $750,000 from January to March 2021. These payments will be applied toward settling the outstanding amounts owed. Provided the payments are made in accordance with the second agreement, no further interest will accrue on the outstanding amounts after December 2020, and $673,000 of accrued interest will be forgiven in March 2021.

Office Lease – Chapel Hill

On October 16, 2020, Titan USA entered into a lease amending agreement with a third party to lease certain office space in Chapel Hill, North Carolina. The term of the amended lease is 55 months, and the average base monthly rent is $10,628. Upon commencement on November 1, 2020, the Company shall recognize a right of use asset and a lease liability as required under IFRS 16.

Technical Milestone under Medtronic Development and License Agreement

On October 26, 2020, the Company completed the first technical milestone under the Development Agreement with Medtronic and has received a $10 million payment. The Development Agreement provides for the development of robotic assisted surgical technologies for use by both the Company and Medtronic in their respective businesses. The Company is entitled to receive up to an additional $21 million for Medtronic’s license to such technologies, as technology milestones are completed and verified.